

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Mr. David P. Storey
President and Chief Executive Officer
Relm Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904

>   **Re: Relm Wireless Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 4, 2010**
>   **Definitive Proxy Statement**
>   **Filed April 8, 2010**
>   **File No. 001-32644**

Dear Mr. Storey:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director